Exhibit 99.1

DHX MEDIA ANNOUNCES CONDITIONAL NOTICE OF REDEMPTION FOR
ALL OF ITS 5.875% SENIOR UNSECURED NOTES DUE DECEMBER 2, 2021

Halifax, NS - June 7th, 2017 –

DHX Media Ltd. (“DHX Media” or the “Company”) (TSX: DHX.A, DHX.B, NASDAQ: DHXM) announces that it has issued a conditional notice of redemption for all $225 million of its 5.875% Senior Unsecured Notes due December 2, 2021 (CUSIP Nos. CA252406AA1 / 252406AB9) (the “Notes”), subject to the satisfaction or waiver of the Conditions (as defined below). The redemption date as set forth in the notice of redemption is July 11, 2017 (the “Redemption Date”).

Subject to the satisfaction or waiver of the Conditions, the Company intends to redeem all of the Notes at a price equal to 100% of the principal amount plus the applicable premium as of, and accrued and unpaid interest to, but excluding, the Redemption Date. Such redemption would be made, and the applicable premium would be determined, in accordance with the terms of the indenture governing the Notes.

The redemption of the Notes is conditional on (i) DHX Media completing the previously announced acquisition (the “Acquisition”) of the entertainment division of Iconix Brand Group Inc., which includes both an 80% controlling interest in Peanuts and 100% of Strawberry Shortcake, and (ii) the closing and funding of certain debt financing facilities to be entered into by the Company, as borrower, with a syndicate of lenders in connection with the Acquisition (together, the “Conditions”).

Subject to the satisfaction or waiver of the Conditions, from the Redemption Date forward, the Notes will no longer be outstanding, interest will no longer accrue and holders will have no rights other than the right to receive the applicable redemption price, without additional accrued interest from and after the Redemption Date, upon surrender of the Notes.

For more information, please contact:

Investor Relations: Nancy Chan-Palmateer – Director, Investor Relations, DHX Media Ltd.
nancy.chanpalmateer@dhxmedia.com
+1 416-977-7358

Financial Media: Jean Lépine – SVP Communications and Public Affairs, DHX Media Ltd.
jean.lepine@dhxmedia.com
+1 416-977-7483

About DHX Media

DHX Media Ltd. (TSX: DHX.A, DHX.B; NASDAQ: DHXM) is a leading children’s content and brands company, recognized globally for such high-profile properties as Teletubbies, Yo Gabba Gabba!, Caillou, Inspector Gadget, and the acclaimed Degrassi franchise. The Company is a leading producer of children’s shows and owns the world’s largest independent library of children’s content, at more than 12,500 half-hours. It licenses its content to broadcasters and streaming services worldwide and generates royalties through its robust global consumer products program. Through its subsidiary, WildBrain, DHX Media operates one of the largest networks of children’s channels on YouTube. Headquartered in Canada, DHX Media has 17 offices worldwide. On May 10, 2017, DHX Media announced it had signed definitive agreements to acquire 80% of the famed Peanuts brand and 100% of the Strawberry Shortcake brand, which transactions are expected to close on or around June 30, 2017. Visit us at www.dhxmedia.com.

Disclaimer
This press release contains “forward-looking statements” under applicable securities laws with respect to DHX Media including, without limitation, statements regarding the business strategies and operational activities of DHX Media and its subsidiaries, completion of the prospective Acquisition and debt financing facilities, and redemption of the Notes, including the prospective date for redemption, conditions for redemption, and redemption price. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results or events may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risks related to regulatory approval and satisfaction of other conditions to closing the Acquisition and the debt financing facilities, DHX Media’s ability to complete the transactions, market factors, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under “Risk Factors” in the Company’s most recent Annual Information Form and annual Management Discussion and Analysis, which also form part of the Company’s annual report on Form 40-F filed with the SEC. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.